UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

COMMUNICATIONS SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.05 par value

(Title of Class of Securities)

203900105

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Noah Klarish, Esq.

Hutner Klarish LLP

1359 Broadway, Suite 2001

New York, NY 10018

(212) 868-3777

March 12, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 203900105	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ira Albert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer.
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer.
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.05 value per share (the “Common Stock”), of Communications Systems, Inc., a Minnesota corporation (the “Issuer”). The Issuer maintains its principal executive office at 10900 Red Circle Drive, Minnetonka, Minnesota 55343.

Item 2.	Identity and Background.

(a)       This Amendment No. 2 to Schedule 13D (the “Amendment”) is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer’s Common Stock held by him and with respect to shares of the Issuer’s Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the “Albert Partnership”) with respect to shares of the Issuer’s Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the “Reporting Person.”

(b)       The business address of Ira Albert and of the Albert Partnership is 2469 Poinciana Drive, Weston, FL 33327. The general partner of the Albert Partnership is Albert Investment Strategies, Inc., a Florida corporation (the “General Partner”), which also has a business address located at 2469 Poinciana Drive, Weston, FL 33327.

(c)       The principal business of Ira Albert and of the Albert Partnership is securities investment.

(d)       During the past five years, neither Mr. Albert nor the Albert Partnership nor the General Partner nor any of its executive officers, directors or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, neither Mr. Albert nor the Albert Partnership nor the General Partner nor any of its executive officers, directors or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person collectively owns less than 5.00% of the Issuer’s Common Stock. The remaining shares beneficially owned by Mr. Albert were paid for from personal funds. The remaining shares beneficially owned by the Albert Partnership were paid for from its working capital.

Item 4.	Purpose of Transaction.

Not Applicable.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person directly and indirectly beneficially owns less than 5.00% of the outstanding shares of the Issuer’s Common Stock (based upon 8,969,037 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017).

Item 6.	Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer.

Ira Albert may be deemed to have beneficial ownership and control of the shares of the Issuer’s Common Stock held by his personal account, accounts with respect to which Mr. Albert has discretionary authority and shares held by the Albert Partnership by virtue of his control of the General Partner of such entity. Mr. Albert disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by the discretionary accounts and by the Albert Partnership.

Other than as set forth above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer’s Common Stock.

[Remainder of page intentionally left blank; signature page to follow.]

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2018

/s/ Ira Albert
Ira Albert

ALBERT INVESTMENT ASSOCIATES, L.P.
By:	ALBERT INVESTMENT STRATEGIES, INC.,
general partner

By:	/s/ Ira Albert
Ira Albert, President

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